May 31, 2017 TSX: SAM

STARCORE ANNOUNCES

4th Quarter Production Results

Vancouver, B.C. – Starcore International Mines Ltd. (the “Company”) announces production results for the fourth quarter of fiscal 2017, ended April 30, 2017, at its San Martin Mine (“San Martin”) in Queretaro, Mexico and the Altiplano Gold Silver Processing Facility (“Altiplano”) in Matehuala, Mexico.

During Q4 at San Martin, a total of 65,789 tonnes were milled at an average grade of 1.82 g/t gold and 13.5 g/t silver resulting in the production of 3,365 gold equivalent ounces. Mill recoveries averaged 81.9% for gold and 49.7% for silver. Equivalent gold ounce calculation is based on the average gold:silver ratio of 69.6:1 during the quarter.

The carbonaceous ore continues to experience mineralogical issues and, as a result, the Company has not started processing this ore utilizing the CIL/ADR circuit. Management is determining the best approach to treating the carbonaceous ore. The CIL/ADR circuit is working well and is continuing to process granulated carbon from third party producers as the Company has received its third shipment subsequent to the quarter end.

As previously reported, the Company has classified Altiplano as operational from November 2016 onward and is accounting for production revenues and expenses on an operational basis, no longer capitalizing these amounts. Since becoming operational over the past two quarters, the Altiplano Facility received approximately 185.15 tonnes of concentrate (net of 67.6 tonnes returned to a supplier which was received in Q3), 5.8 tonnes of precipitates and 7.8 tonnes of slag containing approximately 752 ounces of gold and 46,000 ounces of silver. To April 30, 2017, the Company has sold 583 ounces of gold and 30,690 ounces of silver from the amounts received at Altiplano.

Starcore’s audited financial statements for the year ended April 30, 2017 will be filed on SEDAR by July 31, 2017.

About Starcore

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiary, Compañia Minera Peña de Bernal, S.A. de C.V., which owns the San Martin mine in Queretaro, Mexico. Through its wholly-owned subsidiary, Altiplano Goldsilver S.A. de C.V, Starcore also owns and operates the Altiplano concentrate processing facility for precious metals in Matehuala, Mexico. Starcore is a public reporting issuer on the Toronto Stock Exchange. Starcore is also engaged in owning, acquiring, exploiting, exploring and evaluating mineral properties, and either joint venturing or developing these properties further. Starcore has interests in properties located in Mexico, Canada and the United States. For more information concerning Starcore, see documents filed under its profile on SEDAR, or visit its website at www.starcore.com.

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ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

ROBERT EADIE:
Telephone: (416) 640-1936

EVAN EADIE
Investor Relations
Telephone: (416) 640-1936
Toll Free: 1-866-602-4935

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.